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                                                                       EXHIBIT 2

KPS
SPECIAL SITUATIONS
FUND, L.P.


Mr. Spencer Hays
Chairman
Lincoln Company
745 5th Ave., Suite 1508
New York, NY  10151


                                                   August 28, 2001

Dear Mr. Hays,

         KPS Special Situations Fund, L.P. ("KPS") is pleased to invest up to $35 million of equity capital into a transaction involving the purchase of Hartmarx Corp. (the "Target") for $4.50 per share (the "Transaction"). We look forward to working in partnership with you and your colleagues at the Lincoln Company towards the completion of the Transaction. Based on our due diligence to date with respect to your business plan, our review of the Target's public documents, and confidence in your teams' ability to turn-around the business and operations of the Target, we believe that the Transaction has the potential to be very rewarding for our investors.

         Our commitment is subject to the completion of business and legal due diligence of the Company, obtaining the required financing on acceptable terms and conditions, and the completion of associated arrangements between the partners constituting the purchase group.

Thank you very much.

                                              Sincerely,


       /s/ Eugene Keilin                           /s/ Michael Psaros

       Eugene Keilin                               Michael Psaros
       Managing Principal                          Managing Principal



200 PARK AVENUE - 58TH FLOOR - NEW YORK, NY  10166
TEL. 212.338.5100 - FAX. 212.867.7980 - EMAIL KPS@KPSFUND.COM